Western Copper Corporation	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

The following management discussion and analysis of Western Copper Corporation (“Western Copper” or the “Company”) is dated August 11, 2011, and provides an analysis of the Company’s results of operations for the three and six months ended June 30, 2011.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with the Western Copper Corporation unaudited consolidated financial statements for the three and six months ended June 30, 2011 and the notes thereto and with the Western Copper Corporation audited consolidated financial statements for the year ended December 31, 2010 and the notes thereto. Western Copper’s accounting policies are described in note 3 of the unaudited consolidated financial statements for the three months ended March 31, 2011. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Western Copper is listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) Amex under the symbol ‘WRN’. At August 11, 2011, the Company had 92,975,570 common shares outstanding.

Additional information on the Company can be found in the Company’s Annual Information Form (“AIF”), filed with Canadian regulators on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) at www.sec.gov on Form 40-F.

The operations of the Company are highly speculative due to the high-risk nature of the mining industry. Western Copper faces risks that are generally applicable to its industry and others that are specific to its operations. Certain key risks affecting the Company’s current and future operations are discussed in its AIF and Form 40-F. This list is not exhaustive. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. If any of the risks actually occur, actual results could differ materially from those described in the forward looking statements contained in this management discussion and analysis. Reference is made to the discussion of forward-looking statements at the end of this document.

DESCRIPTION OF BUSINESS

Western Copper Corporation is a Canadian-based publicly-traded mineral exploration company with a primary focus of advancing its mineral properties towards production.

All of Western Copper’s properties are located in Canada. The Company’s two most advanced projects are located in the Yukon. The Casino project is one of the largest undeveloped porphyry deposits in Canada. The Carmacks Copper Project is in the last phase of permitting.

Western Copper Corporation	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2011

QUARTERLY SUMMARY OF ACTIVITIES

Corporate Reorganization

On June 23, 2011, Western Copper announced that its Board of Directors had unanimously approved a proposal to undertake a spin-out transaction that would reorganize the business and capital structure of the Company into three separate public companies. Pursuant to the proposed transaction, the Company will transfer 100% of its interest in the Carmacks Copper Project and 100% interest in the Redstone Project to Spin Co. A. The Company will transfer its 100% interest in the Island Copper Project to Spin Co. B. It is intended that as part of the reorganization, the Company's current shareholders will receive shares of both Spin Co. A and Spin Co. B in proportion to the shareholdings of Western Copper. The Company intends to apply for a listing of the common shares of each Spin Co. A and Spin Co. B on either the Toronto Stock Exchange ("TSX" ) or the TSX Venture Exchange ("TSX.V" ). The transaction remains conditional on the approval of final documentation by the Board of Directors of Western Copper, the approval of the Proposed Arrangement and the listing of the shares of SpinCo. A and SpinCo. B by the TSX or TSX.V (as applicable), the approval of the shareholders of Western Copper, and the approval of the Supreme Court of British Columbia, amongst other things.

Casino Pre-Feasibility Update

On April 7, 2011, Western Copper announced the results of the updated pre-feasibility study relating to its 100% owned Casino Project. The study is a major update from the one released by Western Copper in June 2008. The study recommends that the project be built as an open pit mine with a mill processing 120,000 tonnes per day producing an estimated average of 435,000 ounces of gold, 234 million pounds of copper, 13 million pounds of molybdenum, and 1.6 million ounces of silver per year over the first four years of production. Refer to the property overview section for more information.

NYSE Amex Listing

Western Copper began trading on the NYSE Amex on February 9, 2011 under the symbol ‘WRN', the same symbol that the Company trades under on the TSX.

Carmacks Copper Project Water Use License Appeal Decision

On February 24, 2011, Western Copper received notification of the Yukon Supreme Court's ruling regarding the Company's appeal of the Yukon Water Board's decision not to grant the Carmacks Copper Project a Water Use License ("WUL" ). Western Copper had appealed the Yukon Water Board's decision in order to clarify the rules it would have to follow for re-application of a Water Use License. Western Copper is reviewing its options with regards to submitting a new WUL application and has filed a Notice of Appeal with the Yukon Court of Appeal in order to maintain maximum flexibility in its efforts to obtain the WUL for the Carmacks Copper Project.

Western Copper Corporation	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2011

PROPERTY OVERVIEW

Casino (Yukon, Canada)

Western Copper announced the results of the updated pre-feasibility study on April 7, 2011. The study recommends that the project be built as an open pit mine and a mill processing 120,000 tonnes per day ("tpd" ) producing an estimated average of 435,000 ounces of gold, 234 million pounds of copper, 13 million pounds of molybdenum, and 1.6 million ounces of silver per year over the first four years of production.

The study is a major update from the one released by Western Copper in June 2008. The new study incorporates the updated resource announced in November 2010, a 33% increase in throughput to 120,000 tpd, the use of natural gas as a power source, the recovery of silver, and improved gold recoveries. These modifications are significant factors to the study indicating an after-tax net present value ("NPV" ) of $1.0 billion using a discount rate of 8% and an after-tax internal rate of return ("IRR" ) of 16.2% using long-term metal prices. Refer to the pre-feasibility financial results section on the next page for further pricing scenarios

The financial results of the study were developed under three different metal price scenarios. Long-term prices ("Long-Term" ) were based on typical analyst projections of long metal prices and $CAN:$US exchange rates, and adjusted to the current study's $CAN:$US exchange rate of 1.0. SEC prices ("SEC" ) use LME three-year historical rolling average prices as of the end of March 2011. This approach is consistent with the guidance of the United States Securities and Exchange Commission. Spot prices ("Spot" ) are based on spot prices from March 31, 2011.

The following disclosure summarizes the technical report entitled "Casino Project 2010 Pre-Feasibility Study Update (Revision 1)" dated May 17, 2011 prepared in accordance with National Instrument 43-101 by M3 Engineering & Technology Corporation under the supervision of Conrad E. Huss, P. Eng.

Further sensitivity analyses may be found in the pre-feasibility study executive summary which is available on SEDAR, EDGAR, and the Company's website.

Western Copper Corporation	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2011

FINANCIAL RESULTS

The following table summarizes the financial results from using three metal price scenarios:

	Long-Term	SEC	Spot
Copper (US$/lb)	2.78	3.04	4.30
Molybdenum (US$/lb)	15.56	17.58	17.25
Gold (US$/oz)	1,222.22	1,061.34	1,439.00
Silver (US$/oz)	18.89	17.80	37.87
Exchange Rate (C$:US$)	1.0	1.0	1.0

IRR pre-tax (100% equity)	19.6%	19.8%	32.2%
NPV pre-tax (8% discount, $millions)	1,566	1,647	3,927

IRR after-tax (100% equity)	16.2%	16.4%	26.8%
NPV after-tax (8% discount, $millions)	963	1,018	2,621

Payback period (years)	3.3	3.3	2.1
Net Smelter Return ($/t milled)	19.33	19.80	26.84
Copper Cash Cost[1] (US$/lb)	0.06	0.21	(0.49)

Note 1 - Net of byproduct credits

Higher grade ore is fed to the concentrator during the first four years of the concentrator operation. This, combined with the concurrent heap leach facility operation, results in higher yearly cash flows and other metrics during this period and contributes significantly to the project’s financial performance.

	Years 1-4	Life of mine
Average Annual Pre-tax Cash Flow ($millions)	623	322
Average Annual After-tax Cash Flow ($millions)	567	250
Average NSR ($/t ore milled)	26.84	19.33
% of Revenue - Copper	46%	45%
% of Revenue - Gold	39%	35%
% of Revenue - Silver	2%	2%
% of Revenue - Molybdenum	13%	18%

CAPITAL AND OPERATING COSTS

Total initial capital investment in the project is estimated to be $2.13 billion, which represents the total direct and indirect cost for the complete development of the project, including associated infrastructure and power plant. The following table shows how the initial capital is distributed between the various components. Sustaining capital for the project is estimated to be an additional $575 million over the life of the mine.

Estimated cost (in millions)
Mine Capital (Mine, Mill, Heap Leach, etc.)	$1,750
Power Capital (Power Plant, LNG Facility)	$260
Infrastructure Capital (Road, Port Upgrade, Airstrip)	$120
Total Initial Capital	$2,130

Western Copper Corporation	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2011

Mining and milling operating costs were calculated to average $9.70/tonne of ore processed over the life of mine and heap leach operating costs were calculated to average $2.96/tonne of ore leached over the life of mine.

RESOURCES AND RESERVES

The November 2010 resource estimate was used unmodified for this pre-feasibility study.

The pre-feasibility study estimates a NI 43-101 compliant proven and probable mill ore reserve of 976 million tonnes and a proven and probable heap leach ore reserve of 82 million tonnes as outlined below. Total contained metal in the combined proven & probable reserve is equal to 4.4 billion pounds of copper, 8.4 million ounces of gold, 490 million pounds of molybdenum, and 61 million ounces of silver.

	Tonnes (millions)	Copper %	Gold (g/t)	Moly (%)	Silver (g/t)
Mill Reserve
Proven Mineral Reserve	91	0.337	0.438	0.0276	2.23
Probable Mineral Reserve	885	0.189	0.217	0.0225	1.68
Total Proven & Probable (Mill)	976	0.202	0.238	0.0229	1.73

Heap Leach Reserve
Proven Mineral Reserve	30	0.052	0.494	n/a	2.88
Probable Mineral Reserve	52	0.035	0.299	n/a	2.37
Total Proven & Probable (Heap)	82	0.041	0.370	n/a	2.55

DEVELOPMENT PLAN

The pre-feasibility study evaluates the development of the Casino deposit as a conventional, electrified truck-shovel open pit mine. The initial development will focus on the deposit’s oxide cap as a heap leach operation to recover gold and silver in doré form. The main sulphide deposit will be processed using a conventional concentrator to produce copper-gold and molybdenum concentrates. Additionally, a pyrite rich stream from the concentrator will be leached in a CIL circuit for recovery of gold and silver. Key metrics of the processing plant are shown below:

	Years 1-4	Life of mine
Strip ratio	0.51	0.72
Average Annual Metal Production
Copper (M lbs)	234	157
Gold (k ozs)	435	262
Silver (k ozs)	1,558	1,369
Molybdenum (M lbs)	13	12
Average Annual Mill Feed Grade
Copper (%)	0.310%	0.202%
Gold (g/t)	0.377	0.238
Silver (g/t)	2.113	1.727
Molybdenum (%)	0.025%	0.023%

Western Copper Corporation	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2011

INFRASTRUCTURE

The pre-feasibility study recommends that power be provided by a natural gas power plant, and that the natural gas be supplied to the plant by transport of liquefied natural gas (“LNG”). The study assumes that LNG is sourced from the Kitimat LNG facility scheduled to begin shipping LNG in 2015.

Transportation of concentrate and material will require extending the existing Freegold Road to the east of the mine. Concentrates will be stored and loaded on ships via upgraded facilities provided by the Port of Skagway, Alaska. The project operating cost estimate includes the anticipated concentrate handling service charges based on use of the upgraded facilities.

OPPORTUNITIES

The economics of the pre-feasibility study do not take into account opportunities for improvement based on:

  Inclusion of the 1.7 billion tonnes of inferred material into the reserve
  Increased metallurgical performance
  Third party ownership/operation of the power plant
  Shared costs on the Freegold Road extension

Based on the positive results of the Casino pre-feasibility study, Western Copper will begin preparations to initiate a full feasibility study.

Western Copper is working towards submitting its application for environmental assessment under the Yukon Environmental and Socioeconomic Assessment Act, the first step required to permit the Casino project.

Should Western Copper make a production decision on the property, it is required to make a cash payment of $1 million. Production on the claims is also subject to a 5% net profits interest.

Carmacks Copper Project (Yukon, Canada)

The Carmacks Copper Project is located 220 kilometres north of Whitehorse, Yukon.

In 2007, Western Copper reported the key findings of its feasibility study on the project and announced that the study supports the development of the mine. Based on the proven and probable reserve estimate of 10.6 million tonnes, the mine has an estimated six year ore production life. The feasibility study indicated initial capital development costs of $144 million, including a contingency of $14.1 million. An additional sum of $7.3 million is attributable to owner’s costs, which include the Company’s project team salaries, spare parts, and bond costs. The life-of-mine operating costs were estimated to be $0.98/lb. of copper (US$0.84/lb. of copper at 0.85 US$/$). Using a copper price of US$2.32 per pound and an exchange rate of 0.85 US$/$, the feasibility study indicated a pre-tax IRR of 21.1% for the project.

In April 2009, Western Copper received the Quartz Mining License for the Carmacks Copper Project. This license permits the Company to begin construction of the Carmacks Copper Mine and establishes many of the terms and conditions under which the mine will operate.

The Water Use License (“WUL”) is the next and final permit required to build and operate the Carmacks Copper Project.

Western Copper Corporation	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2011

On May 10, 2010, Western Copper was notified by the Yukon Water Board ("Water Board" ) that the Carmacks Copper Project would not receive the WUL under the current application. The Company subsequently filed a Petition with the Yukon Supreme Court appealing certain aspects the Water Board decision in order to clarify the rules it would have to follow to reapply for a Water Use License.

On February 24, 2011, the Yukon Supreme Court ruled that the Water Board is not required to accept the findings of the YESAB which concluded that the project can be built and operated without significant environmental effect. Western Copper is reviewing its options with regards to submitting a new WUL application and has filed a Notice of Appeal with the Yukon Court of Appeal in order to maintain maximum flexibility in its efforts to obtain the WUL for the Carmacks Copper Project.

Any production from the Carmacks Copper Project is subject to either a 15% net profits interest or a 3% net smelter royalty, at Western Copper's election. If Western Copper elects the net smelter royalty, it has the right to purchase the royalty for $2.5 million, less any advance royalty payments made to that date. The Company is required to make an advance royalty payment of $100,000 for any year in which the average daily copper price reported by the London Metal Exchange is US$1.10 per pound or greater. As at the date of this report, Western Copper has made $800,000 in advance royalty payments.

Island Copper (British Columbia, Canada)

The Island Copper property consists of three blocks of mineral claims in a prospective copper-gold porphyry belt located on northern Vancouver Island, approximately 25 kilometres west of Port Hardy and 360 kilometres northwest of Vancouver, British Columbia. The mineral claim blocks are referred to as the Hushamu claims, the Apple Bay claims, and the Rupert Block.

In 2008, Western Copper exercised its option on the Apple Bay claims and now owns 100% interest in all three mineral claim blocks that comprise the Island Copper property. An unrelated third party maintains the right to explore the Apple Bay claims for non-metallic minerals.

Western Copper has restarted exploration activities at the Island Copper property. The planned program includes geophysical surveying and drilling.

Should a production decision be made on the Hushamu claims, Western Copper is required to make a cash payment of $1 million to an unrelated third party within 60 days of the production decision. These mineral claims are also subject to a 10% net profits interest.

Should a production decision be made on the Apple Bay claims, Western Copper is required to pay $800,000 in cash or in Western Copper stock to an unrelated third party. The payment method is at the election of Western Copper.

Redstone (Northwest Territories, Canada)

The Redstone property comprises five mining leases and 15 mineral claims in six distinct areas in the Nahanni Mining District southwest of Norman Wells in the Northwest Territories.

In 2007, the Company signed an agreement with the Mineral Deposits Research Unit at the University of British Columbia ("MDRU" ) to fund a research program that will aim to provide a better understanding of the regional geology and to identify the areas covered by the Company's existing claims and leases that offer the most exploration potential.

MDRU spent the summers of 2009 and 2010 collecting data at and around the property. MDRU is continuing its research in 2011. The field portion of the research program is expected to conclude in 2011.

Western Copper Corporation	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2011

The only area that presently has a NI 43-101 compliant resource estimate is the Coates Lake area. This area consists of the five mining leases noted above. Should production be initiated at Coates Lake, the five mining leases are subject to a net smelter royalty of between 3-4% depending on the monthly average of the final daily spot price of copper reported on the New York Commodities Exchange relating to each production month, as follows:

  3% if the price is less than, or equal to US$0.75 per pound;
  3.5% if the price is greater than US$0.75 per pound, but less than, or equal to US$1.00 per pound; and
  4% if the price is greater than US$1.00 per pound.

SELECTED QUARTERLY FINANCIAL INFORMATION

The following quarterly information has been extracted from the Company’s unaudited interim consolidated financial statements.

As at and for the quarter ended	30-Jun-11	31-Mar-11	31-Dec-10	30-Sep-10
Expressed in Canadian dollars	$	$	$	$

Loss and comprehensive loss	748,943	687,400	665,986	573,719
Loss per share – basic and diluted	0.01	0.01	0.01	0.01
Exploration and evaluation assets	76,515,156	74,414,221	73,402,621	72,379,788
Cash, cash equivalents, and short- term investments	21,915,277	22,080,673	23,636,895	3,728,713
Total assets	99,092,973	96,875,640	97,449,751	76,573,391

As at and for the quarter ended	30-Jun-10	31-Mar-10	31-Dec-09[1]	30-Sep-09[1]
Expressed in Canadian dollars	$	$	$	$

Loss and comprehensive loss	775,448	2,021,962	233,672	509,122
Loss per share – basic and diluted	0.01	0.03	-	0.01
Exploration and evaluation assets	68,966,311	63,449,304	72,790,644	70,960,998

Cash, cash equivalents, and short-term investments	8,232,576	10,798,525	13,667,179	11,786,066
Total assets	77,760,883	75,075,934	86,876,176	83,316,052

Note 1: Information for 2009 is presented in accordance with Canadian GAAP and was not required to be restated to IFRS.

The discussion below analyzes the quarterly fluctuations in the figures presented above. Because quarterly figures reported under Canadian GAAP (i.e. 2009) may not be comparable to the quarterly results reported under IFRS, they have been excluded from the discussion.

Loss and comprehensive loss

The loss for the three months ended June 30, 2011 is in-line with most of the other IFRS loss figures presented. This is the approximate loss figure expected on a quarterly basis. The only exception is the net loss reported for the three months ended March 31, 2010.

Western Copper Corporation	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2011

During the quarter ended March 31, 2010, the Company reported a net loss of $2.02 million because of a significant deferred tax expense. During the quarter, Western Copper renounced exploration expenditures relating to flow-through shares issued in 2009. As a result, the Company recorded a tax expense of $1.26 million. This turned a loss of $762,000 into a loss of $2.02 million. If it were not for the tax expense, the loss figure for the quarter ended March 31, 2010 would have been comparable to the other quarterly loss figures presented.

Exploration and evaluation assets

The Company continues to incur expenditures that add value to its mineral properties. As a result, the carrying value of exploration and evaluation assets has increased in every quarter presented above. Because most of the field work relating to Western Copper's Yukon assets is performed from April to October, the carrying value of exploration and evaluation assets typically sees larger increases during the second and third quarters.

Cash, cash equivalents, and short-term investments

Cash is being spent to fund ongoing operations and to increase the value of the Company's exploration and evaluation assets. This has led to a decrease in cash, cash equivalents and short-term investments in the quarters presented above with the exception of the three months ended December 31, 2010. Cash, cash equivalents and short-term investments increased in that quarter because the Company received gross proceeds of approximately $23 million from a public financing completed on December 22, 2010.

Total assets

Because most dollars spent are capitalized to exploration and evaluation assets, there has been no significant impact on total assets unless there is a financing. Total assets increased significantly during the three months ended December 31, 2010 when the Company completed a public financing. Otherwise, the total assets figure has remained relatively constant in all quarters presented.

Western Copper Corporation	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2011

RESULTS OF OPERATIONS

	Three Months Ended		Six Months Ended
	June 30		June 30
	2011	2010	2011	2010
Expressed in Canadian dollars	$	$	$	$

ADMINISTRATIVE EXPENSES
Accounting and legal	164,764	51,601	240,469	101,185
Filing and regulatory fees	60,345	21,710	198,650	64,916
Office and administration	444,163	572,364	866,402	1,131,454
Shareholder communication	147,439	145,683	268,787	271,455

LOSS BEFORE TAXES AND OTHER ITEMS	816,711	791,358	1,574,308	1,569,010

OTHER ITEMS
Foreign exchange	3,401	(2,292)	5,461	118
Interest income	(71,169)	(13,618)	(143,426)	(31,854)

LOSS BEFORE TAXES	748,943	775,448	1,436,343	1,537,274

Tax expense	-	-	-	1,260,136

LOSS AND COMPREHENSIVE LOSS	748,943	775,448	1,436,343	2,797,410

Western Copper incurred a loss of $749,000 ($0.01 per common share) for the three months ended June 30, 2011 compared to a net loss of $775,000 ($0.01 per common share) for the three months ended June 30, 2010. For the six months ended June 30, 2011 Western Copper incurred a loss of $1.43 million compared to a loss of $2.8 million for the six months ended June 30, 2010. The scale and nature of the Company’s administrative activity have remained consistent throughout 2010 and into 2011, but a number of significant items led to the difference in the loss figures over the two periods.

Western Copper recorded a tax expense of $1.26 million during the three months ended March 31, 2010 as a result of renouncing exploration expenditures related to the two flow-through unit financings that the Company completed in 2009. There was no such expense in the first quarter of 2011.

Accounting and Legal has increased significantly during the three and six months ended June 30, 2011 because of professional fees incurred in preparation of the spin-out of assets described in the quarterly summary. There were no such costs incurred during the comparable periods in the previous year.

Filing and regulatory fees are $38,000 higher during the three months ended June 30, 2011 as compared with the three months period ended June 30, 2010 because of increased payments to stock exchanges. Western Copper listed on the NYSE Amex in February 2011. The 2011 annual fee of $33,000 did not apply in the previous year. Year-to-date, the Company has also incurred the NYSE Amex listing fee and increased TSX fees as a result of the Company’s increased share price compared to 2010.

Office and administration expenses decreased by $128,000 during the quarter ended June 30, 2011 as compared the same period in 2010 because the personnel changes which resulted in increased payments to employees in 2010 did not recur in 2011.

Western Copper Corporation	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2011

Western Copper’s interest income has increased significantly during the three and six months ended June 30, 2011 as compared to the same periods in the previous year as a result of stronger cash, cash equivalent, and short-term investment balances. The increase in interest bearing balances was due in large part to the $23 million financing that the Company completed in December 2010.

LIQUIDITY AND CAPITAL RESOURCES

	Three Months Ended		Six Months Ended
	June 30		June 30
	2011	2010	2011	2010
Expressed in Canadian dollars	$	$	$	$

CASH PROVIDED BY (USED IN)
Operating activities	(854,479)	(379,393)	(1,448,257)	(1,466,581)
Financing activities	2,451,050	2,843,513	2,390,743	2,905,546
Investing activities	709,518	(784,332)	238,605	(2,643,698)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,306,089	(1,679,788)	1,181,091	(1,204,733)

Cash and cash equivalents – beginning of the period	505,700	551,610	1,630,698	3,436,131

CASH AND CASH EQUIVALENTS	2,811,789	2,231,398	2,811,789	2,231,398

In addition to its cash and cash equivalents, the Company had $19.1 million in short-term investments at June 30, 2011. As at December 31, 2010, cash, cash equivalents, and short-term investments totaled $23.6 million. The decrease in working capital is mostly due to the Company’s continued permitting and exploration work on its mineral properties as well as general administrative expenses

Cash and cash equivalents comprise cash deposits held at banks. Short-term investments consist of Guaranteed Investment Certificates (“GIC”) from Canadian chartered banks that are cashable at the Company’s discretion without penalty.

Western Copper is an exploration stage enterprise. As at June 30, 2011, the Company has not earned any production revenue. It depends heavily on its working capital balance and its ability to raise funds through capital markets to finance its operations.

Based on its current estimates, management expects that Western Copper will have sufficient working capital to fund its administrative expenses and its expected mineral property costs for at least the next 12 months. The Company will have to raise significant additional capital in order to build any of its projects.

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company’s ability to continue as a going concern is substantially dependent on its ability to raise funds necessary to acquire assets, perform exploration and development activities, and conduct its corporate affairs primarily through the issuance of its common shares. There is a risk that in the future the Company may not be able to raise the capital required to fund operations.

Operating activities

The significant components of operating activities are discussed in the Results of Operations section above.

Western Copper Corporation	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2011

Financing activities

During the three months ended June 30, 2011, the Company received $2.4 million from the exercise of stock options. During the same period in 2010, Western Copper received $437,000 from the same source. The amount of stock options exercised during the three months ended June 30, 2011 increased compared to the same period in the prior year because employees exercised a large number of “in-the-money” stock options that were to expire in May 2011.

There were no proceeds from warrant exercises during the three months ended June 30, 2011. During the three months ended June 30, 2010, the Company received $2.4 million from the exercise of warrants relating to the July 2009 financing.

Investing activities

Investing activities include both mineral property expenditures and purchases of short-term investments. During the three months ended June 30, 2011, the Company transferred $2.5 million from short-term investments to cash and cash equivalents to pay for operating expenses and exploration and evaluation expenditures relating to its mineral properties.

The Company expended $1.79 million on mineral property expenditures during the second quarter of 2011. This compares with $5.01 million during the same period in 2010. The majority of the costs to date in 2011 relate to work on the Casino project’s pre-feasibility study and permitting programs. Property expenditures were greater during the second quarter in the previous year because the Company had already begun its exploration program at the Casino project by March 31, 2010. It was also involved in an intensive part of the permitting program relating to the Casino project during that period.

A summary of activities relating to each project is available under the Property Overview section at the beginning of this document.

CONTRACTUAL OBLIGATIONS

The Company leases office space in Vancouver, British Columbia. The future minimum lease payments by calendar year are approximately as follows:

Vancouver
Expressed in Canadian dollars
$

2011	106,156
2012	212,313
2013	215,149
2014	90,489
Thereafter	-

TOTAL	624,107

Western Copper has no debt and does not pay dividends.

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations other than those described above or in the description of mineral properties contained in the consolidated financial statements.

Neither the Company nor any of its subsidiaries has any externally imposed capital requirements.

Western Copper Corporation	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2011

SIGNIFICANT ACCOUNTING ESTIMATES

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Actual results could differ from those estimates. Significant accounts that require estimates as the basis for determining the stated amounts include exploration and evaluation assets, share-based payments, allocation of the purchase price of acquisitions, allocation of financing proceeds, and income and mining taxes. Differences may be material.

Exploration and evaluation assets

The carrying amount of exploration and evaluation assets represents costs net of write-downs to date and does not necessarily reflect present or future values. Recovery of capitalized costs is dependent on successful development of economic mining operations or the disposition of the related mineral properties.

The Company's assets are reviewed for indication of impairment at each balance sheet date. If indication of impairment exists, the asset's recoverable amount is estimated.

The estimated cash flows used to assess recoverability of certain of the Company's exploration and evaluation asset carrying values are developed using management's projections for long-term average copper, gold and molybdenum prices, recoverable reserves, operating costs, capital expenditures, reclamation costs, and applicable foreign currency exchange rates. Management makes estimates relating to current and future market conditions. There are inherent uncertainties related to these factors and management's judgment when using them to assess mineral property recoverability.

The Company believes that the estimates applied in the impairment assessment are reasonable; however such estimates are subject to significant uncertainties and judgments. Although management has made its best estimate of these factors based on current conditions, it is possible that the underlying assumptions can change significantly and impairment charges may be required in future periods. Such charges could be material.

Environmental rehabilitation

Minimum standards for site reclamation have been established by various governmental agencies that affect certain operations of the Company. The determination of reclamation costs requires assumptions with respect to future expected costs and legislation in effect at that time. Changes in these assumptions could have a material effect on the amount required to be recognized as an environmental rehabiliation provision.

Share-based payments

The fair value of share-based payments and warrant issuances is calculated using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company's shares and the expected life of the option. Changes in the subjective input assumptions can materially affect the fair value estimate.

Western Copper Corporation	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2011

INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS" )

Effective January 1, 2011 Canadian publicy listed entities were required to prepare their financial statements in accordance with IFRS. Due to the requirement to present comparative financial information, the effective transition date is January 1, 2010. The three months ended March 31, 2011 was the Company's first reporting period under IFRS.

Over the past year, Western Copper has compared its accounting policies under Canadian Generally Accepted Accounting Principles ("GAAP" ) to IFRS and has identified differences between the two standards. The Company then analyzed its historical transactions to determine reconciling items that arise out of the transition to IFRS that will affect its financial statements. The Company has now completed this assessment.

The assessment was performed based on standards applicable as of the date of this report. The International Accounting Standards Board is still developing IFRS and may propose changes to the standards between the date of this report and December 31, 2011, the date the Company first reports under IFRS. The Company will continue to monitor any changes that are implemented. Future changes to IFRS could have material effects on Western Copper's analysis.

The adjustments recorded upon the transition to IFRS had significant effects on the financial statements, but had no impact on the Company's cash balance, its cash flow or its operations. The explanation and quantitative impact of each reconciling item are set out in note 15 to the March 31, 2011 interim unaudited consolidated financial statements and in note 11 to the June 30, 2011 interim unaudited consolidated financial statements. The most significant transitional adjustment related to deferred tax liability.

Under IFRS, deferred taxes cannot be recognized for the acquisition of assets that do not constitute a business combination. There is no similar prohibition under Canadian GAAP. Under Canadian GAAP, all of the Company's deferred tax liability balance as at January 1, 2010 related to Western Copper's purchase of the Casino, Island Copper, and Redstone properties through the Company's acquisition of Lumina Resources Corp. in 2006. As a result of implementing IFRS, the Company eliminated the deferred tax liability recorded on the acquisition, including any adjustments to the deferred tax liability balance since it was first recorded. Accordingly, Western Copper also reduced the carrying value of its exploration and evaluation assets by $11.9 million. Although the transitional adjustment significantly decreased the carrying value of the Company's exploration and evaluation assets, it did not affect the fair value of the underlying mineral properties.

The transition to IFRS has not had, nor is it expected to have, a significant impact on the Company's information technology and data systems, internal control over financial reporting, or disclosure controls and procedures. Employees who have accounting responsibilities have received IFRS specific training.

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for designing, establishing, and maintaining a system of disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company is made known to management, particularly during the period in which the annual filings are being prepared and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Western Copper Corporation	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2011

As a result of the material weakness identified during the assessment of internal control over financial reporting, as described below, management has also concluded that its disclosure controls and procedures were not effective as at December 31, 2010.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for designing, establishing, and maintaining a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company's generally accepted accounting principles.

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company's disclosure controls and procedures and assessed the design and the operating effectiveness of the Company's internal control over financial reporting as of December 31, 2010.

Based on that assessment, management concluded that, as at December 31, 2010, the Company's internal control over financial reporting was not effective due to the existence of a material weakness. A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This weakness has the potential to result in material misstatements in the Company's financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded, and the audit committee has agreed that taking into account the present stage of Western Copper's development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time.

There has been no significant change in internal control over financial reporting or in disclosure controls and procedures from April 1 to June 30, 2011 that has materially affected, or is reasonably likely to affect, the Company's its internal control over financial reporting or its disclosure controls and procedures.

FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework. The Company has exposure to credit, liquidity, currency, interest rate and market risks from the use of financial instruments. Financial instruments consist of cash and cash equivalents, short-term investments, other receivables, reclamation bonds, and accounts payable and accrued liabilities.

Western Copper Corporation	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2011

Market risk

The Company does not generate cash from its operating activities. Its principal source of funds is the issuance of common shares. It uses the capital raised from the issuance of its common shares to explore and develop its mineral properties with the goal of increasing the price of the Company's common shares. Western Copper's common shares are publicly traded. As such, the price of its common shares is susceptible to factors beyond management's control including, but not limited to, fluctuations in commodity prices and foreign exchange rates and changes in the general market outlook. Should Western Copper require funds during a time when the price of its common shares is depressed, the Company may be required to accept significant dilution to maintain enough liquidity to continue operations or may be unable to raise sufficient capital to meet its obligations.

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. The Company uses cash forecasts to ensure as far as possible that there is sufficient cash on hand to meet short-term business requirements. Cash is invested in highly liquid investments which are available to discharge obligations when they come due. The Company does not maintain a line of credit.

Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments. These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested. To limit its credit risk, the Company uses a restrictive investment policy. It deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by Canadian governments or by Canadian chartered banks.

Currency risk

Currency risk is the risk that the Company will lose significant purchasing power to operate its business as a result of changes in currency rates. The Company raises funds in Canadian dollars. The majority of the Company's expenditures are incurred in Canadian dollars. To limit its exposure to currency risk, the Company maintains the majority of its cash and cash equivalents and short-term investments in Canadian dollars. The Company did not have a material amount of financial instruments denominated in foreign currencies as at June 30, 2011 or December 31, 2010.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its short-term investments to the extent that the institutions that hold or issue those instruments cannot pay the interest earned on them by Western Copper. Potential losses in interest income are not material.

Western Copper Corporation	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2011

FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in Western Copper's operations in future periods. Statements that are not historical fact are forward-looking statements as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and forward looking information as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators. Certain forward looking information should also be considered future-oriented financial information ("FOFI") as that term is defined in NI 51-102. The purpose of disclosing FOFI is to provide a general overview of management's expectations regarding the anticipated results of operations and capital expenditures. Forward-looking statements and information (referred to herein together as "forward-looking statements") are frequently, but not always, identified by words such as "expects" , "anticipates" , "believes" , "intends" , "estimates" , "potential" , "possible" and similar expressions, or statements that events, conditions or results "will" , "may" , "could" or "should" occur or be achieved. These forward-looking statements are set forth principally under the heading "Property Overview" , "Quarterly Summary of Activities" and elsewhere in Management's Discussion and Analysis and may include statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results, ability to obtain required permits for the construction and operation of the Carmacks Copper Project; exploration results at the Company's properties; budgets; work programs; timelines; strategic plans; market price of precious and base metals; or other statements that are not statement of fact. The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates, exploitation and exploration estimates and results, continued availability of capital and financing, and general economic, market or business conditions and as more specifically disclosed throughout this document. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of Western Copper and its subsidiaries may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.

Western Copper's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western Copper does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from Western Copper's expectations include uncertainties involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and First Nations in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western Copper's Annual Information Form, Western Copper's annual report on Form 40-F, and other information released by Western Copper and filed with the applicable regulatory agencies.

Western Copper Corporation	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2011

Cautionary note to U.S. investors: The terms "measured mineral resource" , "indicated mineral resource" , and "inferred mineral resource" used in this management discussion and analysis are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101" ) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM) Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the SEC does not recognize them. "Inferred mineral resources" in particular have a great amount of uncertainty as to their existence, and great uncertainty as to their feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.